CIT CAPITAL SECURITIES LLC

(A wholly owned subsidiary of First Citizens Bancshares, Inc.)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2022 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-49466

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CIT Capital Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 West 42nd Street

(No. and Street)

New York   **NY**   **10036**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle Hui   **973-422-3623**   Michelle.Hui@CIT.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP

(Name – if individual, state last, first, and middle name)

3800 Glenwood Avenue, Suite 200	**Raleigh**	**NC**	**27612**
(Address)	(City)	(State)	(Zip Code)
10/20/2003		**677**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

AFFIRMATION

I, Michelle Hui, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CIT Capital Securities LLC at December 31, 2022, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michelle Hui 2/10/2023

Signature Date

Chief Financial Officer/Financial & Operations Principal

Title

Subscribed and sworn
to before me

This 10th day of February 2023

Alireza [signature]

Notary Public

ALIREZA TAHERAFSHAR
NOTARY PUBLIC
State of New Jersey
My Commission Expires 10/23/2027

CIT Capital Securities LLC
(A wholly owned subsidiary of First Citizens Bancshares, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
[ ] Statement of Cash Flows.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
        Requirements Under Rule 15c3-3(not applicable).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the
        date of the previous audit (Supplemental Report on Internal Control) (not applicable).
[ ] Report of Independent Public Accounting Firm Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIT Capital Securities LLC
(A wholly owned subsidiary of First Citizens Bancshares, Inc.)

Index
December 31, 2022



EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of CIT Capital Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CIT Capital Securities LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2019.

EISNERAMPER LLP
New York, New York
February 17, 2022

Will insert with CB's opinion page

CIT Capital Securities LLC
(A wholly owned subsidiary of First Citizens Bancshares Inc.)

Statement of Financial Condition
December 31, 2022
(dollars in thousands)

Assets		
Cash	$	10,845
Restricted cash held at affiliate bank		63
Investments in U.S. Treasury securities, at fair value		3,987
Accounts receivable		237
Due from affiliates		5
Other assets		22
Total assets	$	**15,159**
Liabilities		
Accounts payable and accrued expenses	$	153
Total liabilities		153
Member's equity		15,006
Total liabilities and member's equity	$	**15,159**

The accompanying notes are an integral part of the statement of financial condition.

CIT Capital Securities LLC
(A wholly owned subsidiary of First Citizens Bancshares Inc.)

Notes to Statement of Financial Condition
December 31, 2022

1.   Organization and Business

CIT Capital Securities LLC (the "Company") is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of Financial Industry Regulatory Authority ("FINRA").

Effective January 3, 2022, the Company became a wholly owned subsidiary of First Citizens BancShares, Inc. (the "Parent" or "FCB") as a result of the merger between First Citizens BancShares, Inc. and subsidiaries (a publicly traded company) and CIT Group Inc. and subsidiaries, The merger has no impact on the services provided by the Company or its membership agreement with FINRA.

First Citizens BancShares, Inc. and all its subsidiaries collectively are referred to as the Company's Affiliates. On behalf of its Affiliates, the Company arranges and syndicates corporate debt or equity securities.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition was prepared in conformity with generally accepted accounting principles ("GAAP") in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Restricted Cash

Restricted cash is retainer fee received from underwriting customers for the Company to pay out-of-pockets expense and if any unused fund remaining, the Company is required to return it to respective clients

Investments in Securities

In accordance with ASC 940 *Financial Services—Brokers and Dealers*, the Company's investments in U.S. treasury securities are carried at fair value with changes in fair value reported in earnings. The security purchases and sales are recorded as of the trade date.

Fair Value Measurement

The Company measures the fair value of its financial assets in accordance with ASC 820, *Fair Value Measurements*, which defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The Company categorizes its financial

instruments, based on the significance of inputs to the valuation techniques, according to the following three-tier fair value hierarchy:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market;

- Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments;

- Level 3 - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's financial assets measured at fair value consist of investments in U.S. Treasury securities. The Company's other financial assets and liabilities are recorded at their carrying amounts that approximate fair value.

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for income tax purposes. The Company's income and expense items are included within the filings of the Parent's federal and state income tax returns.

The Company does not record income taxes provisions in its financial statements, in accordance with the guidance under ASC 740 *Income Taxes* that legal entities that are not subject to tax, including the Company as it is a disregarded single member LLC for tax purposes, are not required to include in their separate financial statements amounts of consolidated current and deferred taxes.

The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there were uncertain tax positions that require financial statement recognition. At December 31, 2022, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions for which it is reasonably possible that the local amounts unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

3. **Transactions with Affiliates**

The Company participates in underwriting FCB's securities offerings.

The Company maintains a cost sharing agreement with FCB, whereby the Company is obligated to pay periodic fees to FCB and Affiliates for accounting, administrative, office space, human

resources, and other services. The fee is determined by FCB and allocated based upon estimates of the value of services provided.

CIT Capital Securities LLC
(A wholly owned subsidiary of First Citizens Bancshares Inc.)

Notes to Statement of Financial Condition
December 31, 2022

Due from affiliates consists of $31 thousand due from affiliates for the cost sharing agreement and $26 thousand due to an affiliate for payments made on behalf of the Company.

Restricted cash deposit of $63 thousand is held at an affiliated bank at December 31, 2022.

4. **Investments in Securities**

At December 31, 2022, the Company's U.S. Treasury securities' amortized cost and fair value amounted to $4 million.

The Company's U.S. Treasury securities held at December 31, 2022 mature less than three months and was classified as Level 1.

5. **Accounts Receivable and Allowance for Credit Losses**

The guidance under Accounting Standards Codification Topic 326, Financial Instruments - Credit Losses ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. , based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized costs, including arrangement fees and other receivables utilizing the CECL framework. The Company's expectation is that the credit risk associated with receivables are that the client with which it conducts business with is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the arrangement fee receivables being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year ended December 31, 2022.

The Company considers arrangement and advisory fee receivables are impacted by the guidance.

At December 31, 2022 the Company had approximately $237 thousand arrangement and advisory fee receivable from third parties. The Company carries its arrangement fee receivable at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the statement of financial condition. The Company generally does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

There were no changes in the Company's estimate of expected credit losses during the year ended December 31, 2022, and collections of accounts receivable subsequent to the date of the statement

of financial condition support the Company's determination that no allowance for expected credit losses was required as of December 31, 2022.

6. **Indemnifications, Risks and Uncertainties**

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties, and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2022.

7. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $14.7 million which exceeded the required net capital of $100 thousand by $14.6 million.

The Company does not hold customers' cash or securities, thus it is not subject to SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

8. **Subsequent Events**

For the year ended December 31, 2022, the Company evaluated subsequent events for the statement of financial condition. There were no subsequent events through February 10, 2023, the date the statement of financial condition was available to be issued, that would require recognition or disclosure in the statement of financial condition.

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